PETROBRAS ENERGÍA PARTICIPACIONES S.A.

May 3, 2007

VIA EDGAR TRANSMISSION

April Sifford
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Petrobras Energía Participaciones S.A. Form 20-F for year ended December 31, 2005 Filed June 28, 2006 File No. 001-15152

Dear Ms. Sifford:

By letter delivered April 4, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F for the year ended December 31, 2005, filed June 28, 2006 (the “2005 20-F”) by Petrobras Energía Participaciones S.A. (“PEPSA” or the “Company”) and on our response to the Staff’s comment letter dated March 2, 2007. This letter sets forth our responses to the Staff’s comments with respect to the 2005 Form 20-F. For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Ms. April Sifford

Securities and Exchange Commission, p. 2

PEPSA 20-F for the year ended December 31, 2005

Note 21. Summary of significant differences between accounting principles followed by the Company and US GAAP, page F-57

1.

We note that you have aggregated US GAAP adjustments specified in notes (n) through (q) of Note 21 in your reconciliations of net income and shareholders equity to US GAAP. In future filings, please expand your narrative explanations to disclose the monetary impact of the aggregated adjustments. In addition, please ensure note (n) addresses the disclosure requirements of FIN 45, paragraphs 13 through 16 of U.S. GAAP.

We take note of the Staff’s comment and inform the Staff that we will comply with its request in our future filings on Form 20-F. We also inform the Staff that paragraphs 13 through 16 of FIN 45 do not currently have a material impact on our financial statements, but that we will continue to assess the impact of those disclosure requirements on our future financial statements and confirm to the Staff that we will include the disclosure requirements in our future filings if and to the extent material.
Engineering Comments

Risk Factors, page 7

2.

We have reviewed your response to comment five of our letter dated February 2, 2007. The first paragraph of the text you proposed to include in future filings states that GCA’s audit examination included those tests, procedures and adjustments considered necessary by them. In future filings, please fully describe the nature and extent of those “tests, procedures and adjustments” included in the GCA audit. In addition, the second paragraph of your proposed text refers to “generally accepted petroleum engineering and evaluation principles.” Please direct us to where we may find these defined. To the extent the generally accepted petroleum engineering and evaluation principles are not defined, remove this reference from your proposed language in future filings.

We take note of the Staff’s comment and inform the Staff that we will describe GCA’s principal tests, procedures and adjustments in our future filings on Form 20-F, to the extent material. We supplementally inform the Staff that the reference to “generally accepted petroleum engineering and evaluation principles” was meant to refer to the principles contained in the Standard Pertaining to the Estimating of Oil and Gas Reserves Information approved by the SPE Board in June 2001, as revised on February 29, 2007. However, in light of the Staff’s comment, we will remove the reference to “generally accepted petroleum engineering and evaluation principles” from future filings, as the proposed disclosure already contains references to the applicable SEC and accounting standards for the presentation of reserves.
*****

Ms. April Sifford

Securities and Exchange Commission, p. 3

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Gabriel Scagnetti or Marcelo Gargano of Petrobras Energía Participaciones S.A. at +54 (11) 4344-6510 or Francisco Cestero of Cleary, Gottlieb, Steen & Hamilton at (212) 225-2739.

Sincerely,

/s/ Luis Miguel Sas

Luis Miguel Sas

Chief Financial Officer

cc:	April Sifford Ryan Milne Shannon Buskirk Jim Murphy Securities and Exchange Commission
Gabriel Scagnetti Marcelo Gargano Ezequiel Torres Petrobras Energía Participaciones S.A.
Taiwo Damola Ernst & Young
Enrique Grotz Pistrelli, Henry Martin y Asociados S.R.L.
Francisco Cestero Cleary, Gottlieb, Steen & Hamilton